SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
Amendment No. 1
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240. 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§240. 13d-2(a)
LANDRY’S RESTAURANTS, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
51508L103
(CUSIP Number)
Roy J. Katzovicz, Esq.
Pershing Square Capital Management, L.P.
888 Seventh Avenue, 42nd Floor
New York, New York 10019
212-813-3700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
with a copy to:
Alan J. Sinsheimer, Esq.
Alexandra D. Korry, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
212-558-4000
November 20, 2009
(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
     Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	51508L103	13D	Page	2	of	11	Pages

1	NAME OF REPORTING PERSONS Pershing Square Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,554,255

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

1,554,255

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,554,255

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

9.6% [1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
      1 This calculation is based on 16,142,551 shares of common stock, par value $0.01 per share (“Common Shares”), of Landry’s Restaurants, Inc. (the “Issuer”) outstanding as of November 5, 2009, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2009 (the “September 30 10-Q”).

CUSIP No.	51508L103	13D	Page	3	of	11	Pages

1	NAME OF REPORTING PERSONS PS Management GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,554,255

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

1,554,255

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,554,255

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

9.6% [2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
      2 This calculation is based on 16,142,551 Common Shares of the Issuer outstanding as of November 5, 2009, as reported in the September 30 10-Q.

CUSIP No.	51508L103	13D	Page	4	of	11	Pages

1	NAME OF REPORTING PERSONS Pershing Square GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		784,255

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

784,255

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

784,255

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

4.9% [3]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
      3 This calculation is based on 16,142,551 Common Shares of the Issuer outstanding as of November 5, 2009, as reported in the September 30 10-Q.

CUSIP No.	51508L103	13D	Page	5	of	11	Pages

1	NAMES OF REPORTING PERSONS William A. Ackman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,554,255

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

1,554,255

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,554,255

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

9.6% [4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
      4 This calculation is based on 16,142,551 Common Shares of the Issuer outstanding as of November 5, 2009, as reported in the September 30 10-Q.

CUSIP No.	51508L103	13D	Page	6	of	11	Pages

1	NAMES OF REPORTING PERSONS Richard T. McGuire

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		50,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		50,000

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

0.3% [5]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
      5 This calculation is based on 16,142,551 Common Shares of the Issuer outstanding as of November 5, 2009, as reported in the September 30 10-Q.

Item 1. Security and Issuer
     This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”), filed on November 13, 2009 by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”); (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”); (iii) Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”); (iv) William A. Ackman, a citizen of the United States of America; and (v) Richard T. McGuire, a citizen of the United States of America (collectively, the “Reporting Persons”), relating to the common stock, par value $0.01 per share (the “Common Shares”) of Landry’s Restaurants, Inc., a Delaware corporation (the “Issuer”). Unless otherwise defined herein, terms defined in the Original Schedule 13D shall have such defined meanings in this Amendment No. 1.
     As of November 20, 2009, as reflected in this Amendment No. 1, the Reporting Persons beneficially owned an aggregate of 1,604,255 Common Shares (the “Subject Shares”), representing approximately 9.9% of the outstanding Common Shares. The Reporting Persons also have additional economic exposure to approximately 2,404,126 Common Shares under certain cash-settled total return swaps (“Swaps”), bringing their total aggregate economic exposure to 4,008,387 Common Shares, representing approximately 24.8% of the outstanding Common Shares.
Item 5. Interest in Securities of the Issuer
     Item 5(c) is hereby amended and restated as follows:
     (c) Exhibit 99.3, which is incorporated by reference into this Item 5(c) as if restated in full herein, describes the transactions in Swaps that were effected since the Original Schedule 13D by the Reporting Persons for the benefit of the Pershing Square Funds and Mr. McGuire.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 is hereby supplemented as follows:
     In addition to (a) the Common Shares beneficially held by the Reporting Persons and (b) the Pershing Square Swaps previously reported by the Reporting Persons on the Original Schedule 13D, on November 20, 2009, certain of the Reporting Persons entered into cash-settled total return swap agreements for the benefit of Pershing Square, L.P. (the “PSLP Amendment No. 1 Swaps”), Pershing Square II, L.P. (the “PSII Amendment No. 1 Swaps”) and Pershing Square International, Ltd (the “PSIL Amendment No. 1 Swaps”, collectively with the PSLP Amendment No. 1 Swaps and PSII Amendment No. 1 Swaps, the “Amendment No. 1 Swaps”) on the dates described on Exhibit 99.2. The Amendment No. 1 Swaps constitute economic exposure to approximately 2,404,126 notional outstanding Common Shares in the aggregate, have reference prices ranging from $14.57 to $19.37 and expire on dates ranging from June 30, 2011 through December 9, 2011. Under the terms of the Amendment No. 1 Swaps, (i) the applicable Pershing Square Fund will be obligated to pay to the counterparty any negative price performance of the notional number of Common Shares subject to the applicable Amendment No. 1 Swap as of the expiration date of such Swap, plus interest at the rates set forth in the applicable contracts, and (ii) the counterparty will be obligated to pay to the applicable Pershing Square Fund any positive price performance of the notional number of Common Shares subject to the applicable Amendment No. 1 Swap as of the expiration date of such Swap. With regard to the Amendment No. 1 Swaps, any dividends received by the counterparty on such notional Common Shares during the term of the Swaps will be paid to the applicable Pershing Square Fund at maturity. All balances will be cash settled at the expiration date of the Swaps.
     The Amendment No. 1 Swaps do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of any Common Shares that may be referenced in such contracts or Common Shares or other securities or financial instruments that may be held from time to time by any counterparty to the contracts.
Item 7. Material to be Filed as Exhibits.

Exhibit 99.3	Trading data

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2009	PERSHING SQUARE CAPITAL
MANAGEMENT, L.P.

	By:	PS Management GP, LLC, its General Partner

	By:	/s/ William A. Ackman

William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

	By:	/s/ William A. Ackman

William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC

	By:	/s/ William A. Ackman

William A. Ackman
Managing Member

/s/ William A. Ackman

William A. Ackman

/s/ Richard T. McGuire

Richard T. McGuire

EXHIBIT INDEX

Exhibit 99.3	Trading data